100 University Avenue, 8th floor
Date: May 15, 2020	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TRILLIUM THERAPEUTICS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 15, 2020
Record Date for Voting (if applicable) :	May 15, 2020
Beneficial Ownership Determination Date :	May 15, 2020
Meeting Date :	June 30, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	89620X506	CA89620X5064

Sincerely,

Computershare
Agent for TRILLIUM THERAPEUTICS INC.